245 Summer Street

Fidelity® Investments

Boston, MA 02210

November 15, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Concord Street Trust (the trust): File Nos. 033-15983 and 811-05251 Fidelity Nasdaq Composite Index Fund (the fund(s)) Post-Effective Amendment No. 142

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 142 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing incorporates changes to update the diversification policy for certain index funds in order to permit them to operate as non-diversified when needed to better match their index weightings.  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of January 29, 2020.  We request your comments by December 16, 2019.  Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Renée Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renée Cummings
Renée Cummings
Legal Product Group